October 10, 2024

VIA EDGAR

Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Keira Nakada
Angela Lumley

RE:     Krispy Kreme, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2023
    Form 10-Q for Quarterly Period Ended June 30, 2024
    File No. 001-40573

On behalf of Krispy Kreme, Inc. (the “Company”), I am providing the responses below to the comments conveyed in your letter dated September 30, 2024. The text of your comments is set forth below in bold, followed by the Company’s responses.
Form 10-K for Fiscal Year Ended December 31, 2023
Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations, page 41
1.Please revise to separately quantify each material factor that contributed to the fluctuations in your results of operations. Refer to Item 303(b) of Regulation S-K.

We propose to revise “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” in our future filings, with any necessary and appropriate updates, to provide disclosures similar to the following. For ease of reference, the proposed changes are marked as strike-through for deletions and as underlined for additions. Paragraphs that would not be impacted by our response to your comments have been omitted.

Total net revenue growth of $156.2 million, or approximately 10.2%, and organic revenue growth of $181.7 million, or approximately 12.2%, was driven by the continued and successful execution of our omni-channel growth strategy globally, high impact brand activations, and product premiumization efforts. We have continued to increase availability through ~~new~~ 2,310 additional Global Points of Access, including 2,068 new capital-light DFD Doors, and via Ecommerce and delivery during fiscal 2023. Additionally, we have continued to take pricing actions to offset cost inflation throughout fiscal 2023, with average pricing increasing approximately 15%, partially offset by volume declines from fiscal 2022 to fiscal 2023.

U.S. segment revenue grew $94.7 million, or approximately 9.4% from fiscal 2022 to fiscal 2023, and was impacted by $24.6 million from our decision to exit the Branded Sweet Treats business in the first quarter of fiscal 2023 as well as $11.4 million from shop optimization program closures near the end of fiscal 2022. Organic revenue grew $123.0 million, or approximately 12.6%, from fiscal 2022 to fiscal 2023, driven by an additional 1,116, or 17.8%, Points of Access compared to fiscal 2022, including an increase of 1,079 DFD Doors and DFD APD growth of 10.8%, ~~higher~~

growth in Ecommerce and delivery revenues of $37.4 million, and growth from Insomnia Cookies~~, and growth in DFD APD as we continue to expand the types of premium products available to consumers such as specialty doughnuts~~. Our organic growth has been supplemented by effective pricing increases with average pricing increasing approximately 16% from fiscal 2022 to fiscal 2023, leading to an increase in the average transaction size, but offset some by transaction softness.

Our International segment net revenue grew $35.9 million, or approximately 9.8%, from fiscal 2022 to fiscal 2023, aided by foreign currency translation impacts of $10.4 million from a strengthening British pound and Mexican peso. International organic revenue grew $25.5 million or approximately 7.0%, from fiscal 2022 to fiscal 2023, driven by increased pricing of approximately 12% and Points of Access growth of 686, or 19.8%, compared to fiscal 2022 with DFD Doors increasing by 661. International organic revenue growth was offset some by softer transaction volume compared to last year as a result of the inflationary impact on consumers as well as regulatory initiatives in the U.K. which impacted placement and promotion of our products within grocery stores.

Our Market Development segment net revenue grew $25.6 million, or approximately 16.7%, from fiscal 2022 to fiscal 2023, in spite of the impacts of franchise acquisitions of $2.2 million and impacts from certain foreign currencies devaluing against the U.S. dollar by $5.3 million. When adjusted for the impacts of acquisitions and foreign currency, Market Development organic revenue grew $33.2 million, or approximately 21.6%, from fiscal 2022 to fiscal 2023, driven by strong performance in our international franchise markets, Canada, and Japan, aided by Hub and Spoke model expansion.

Product and distribution costs (exclusive of depreciation and amortization): Product and distribution costs increased $37.0 million, or 9.1%, from fiscal 2022 to fiscal 2023, largely in line with and attributable to the same factors as our revenue growth. Product and distribution costs as a percentage of revenue decreased by approximately 30 basis points from 26.6% in fiscal 2022 to 26.3% in fiscal 2023. This decrease was primarily driven by the exit of the lower-margin Branded Sweet Treats business earlier in fiscal 2023, which resulted in product and distribution costs decreasing approximately $16.6 million compared to fiscal 2022. We also saw benefits from pricing actions taken throughout the year to offset materials cost inflation. We expect to continue to see impacts from materials cost inflation in fiscal 2024 — refer to “Quantitative and Qualitative Disclosures About Market Risk” included in Item 7A of Part II of this Annual Report on Form 10-K for further information on our strategies to effectively manage inflationary cost increases.

Operating expenses: Operating expenses increased $72.3 million, or 10.3%, from fiscal 2022 to fiscal 2023, driven mainly by labor cost inflation of approximately 7% and investments to support growth, with shop and delivery labor expenses increasing $44.4 million. Operating expenses as a percentage of revenue increased approximately 10 basis points, from 46.0% in fiscal 2022 to 46.1% in fiscal 2023 primarily due to the impact of lower transaction volumes on operating leverage, particularly for the International segment. This has been partially offset by efficiency benefits from Hub and Spoke expansion and our focus on labor management and demand planning, which we continue to refine with new tools.

Selling, general and administrative expense: Selling, general and administrative (“SG&A”) expenses increased $43.7 million, or 19.6%, from fiscal 2022 to fiscal 2023. As a percentage of revenue, SG&A increased by approximately 120 basis points, from 14.6% in fiscal 2022 to 15.8% in fiscal 2023, primarily driven by increases in performance-based compensation ~~accruals~~ of $12.7 million, investment in global transformation initiatives of $5.9 million, and higher share-based compensation expenses of $6.0 million in fiscal 2023.

Other expenses, net: Other expenses, net of $10.4 million in fiscal 2023 were primarily driven by impairments and lease termination costs associated with the Branded Sweet Treats exit and the decision to exit certain other underperforming shops of $24.9 million, net of a gain from a sale-leaseback transaction of $9.6 million. Other expenses, net of $10.2 million in fiscal 2022 were primarily driven by impairment and lease termination costs of $18.3 million, net of gains from sale-leaseback transactions of $6.5 million. Refer to Note 9, Leases, to the audited Consolidated Financial Statements included in Item 8 of Part II of this Annual Report on Form 10-K for further information.

Interest expense, net: Interest expense, net increased $16.2 million, or 47.6%, from fiscal 2022 to fiscal 2023. The increase was primarily driven by increases in the benchmark interest rates associated with the unhedged portion of our variable rate long-term debt, as well as an increase in the unhedged principal amount of $99.8 million from the end of fiscal 2022 to the end of fiscal 2023~~compared to last year~~. The effective interest rates on our term loan were approximately 5.5% and 6.8% in fiscal 2022 and fiscal 2023, respectively. The interest rate swap arrangements associated with the hedged portion of our long-term debt are set to mature in June 2024; we are currently evaluating arrangements to extend the maturity of these contracts. The increase in interest expense also includes $0.5 million related to our debt refinancing discussed in Note 8, Long-Term Debt, to the audited Consolidated Financial Statements included in Item 8 of Part II of this Annual Report on Form 10-K.

U.S. segment Adjusted EBITDA increased $18.7 million, or 16.7%, with margin expansion of 80 basis points to 11.9% from fiscal 2022 to fiscal 2023, driven by margin expansion of 260 basis points for the Krispy Kreme U.S. business, partially offset by margin declines of 680 basis points for Insomnia Cookies due in part to higher product costs. The margin expansion of 260 basis points for Krispy Kreme U.S. was primarily driven by efficiencies from Hub and Spoke expansion as we added 1,116 Points of Access, labor optimization, waste mitigation, and improvements from the Krispy Kreme U.S. portfolio optimization of our Hubs without Spokes. We also effectively offset commodity inflation and labor pressures by implementing pricing increases. ~~The U.S. Adjusted EBITDA margin expansion was partially offset by higher product costs at Insomnia Cookies.~~

Corporate expenses within Adjusted EBITDA increased $11.2 million, or 23.4% from fiscal 2022 to fiscal 2023. As a percentage of total net revenues, corporate expenses within Adjusted EBITDA increased by 40 basis points to 3.5% from fiscal 2022 to fiscal 2023, primarily due to strategic investments in global leadership~~,~~ and global transformation initiatives of $6.4 million, and increases in performance-based compensation ~~accruals~~ of $5.2 million.

Notes to Consolidated Financial Statements, Note 7 – Vendor Finance Programs, Supply Chain Financing Programs, page 74
2.Article 5 of Regulation S-X requires separate and clear display of amounts payable for borrowings and amounts payable to trade creditors. Given the characteristics of your supply chain financing program and that a trade creditor is typically a supplier that has provided an entity with goods and services in advance of payment, tell us how you concluded these amounts should be classified as accounts payable versus a short-term borrowing. In your response, please address the following as they relate to your supply chain financing program:
•Describe the costs you incur under the supply chain financing program. In this regard, tell us whether a higher supply purchase price is negotiated with the vendors under the program, whether interests are paid to the financial institutions for your liabilities sold, or describe any other form of costs you incur under the program;
•Quantify the costs you incurred under the supply chain finance program during the periods presented;
•Tell us how you considered the longer payment term that is specifically tied to the program and if you incur additional costs under the program that you otherwise would not outside of the supply chain financing program;
•Tell us what recourse is available to the vendor and the financial institution if you do not pay the outstanding obligation;
•Tell us whether there is a restriction on how soon the vendors are able to sell your obligations to the financial institutions; and
•Tell us how you are reducing your liabilities under the supply chain financing program. In this regard, tell us whether you allow less vendors to participate in the program, or you are simply paying down your obligations to the vendors/financial institutions sooner.

We recognize that determining whether a trade payable should be classified as a borrowing when it is part of a supply chain financing (“SCF”) program requires a thorough understanding of the terms and substance of the arrangement. Specifically, it is important to understand whether any changes to the terms of the trade payable arrangement, like a SCF program, indicate that the characteristics of the liability have changed in a way that the liability has become more of a “debt-like” obligation and no longer a trade payable. In establishing the SCF programs and determining the appropriate presentation, we consulted with outside counsel and accounting advisors, and considered the following factors:
•We enter into purchase contracts in the normal course of business with some of our largest vendors to secure a reliable source of goods and services.
•As part of our procurement process, we negotiate purchase contracts to minimize purchase prices and to obtain commercially reasonable payment terms that are in line with industry peers.
•In order to enable certain vendors to more quickly collect payments from receivables, the SCF provider offers a program in which the vendor can voluntarily participate to sell approved invoices at a discount that is separately negotiated between the vendor and the SCF provider. The discount borne by the vendor is a discount for early payment, which is a well-understood and common contract feature where the vendor may accept a larger discount the sooner the invoice payment is received.
•The payment terms of purchase contracts are not contractually conditioned upon a vendor’s participation in a SCF program. We do not enter into any tri-party arrangements with the vendor and any SCF provider, and we are not a party to any of the negotiations or contracts between the vendors and SCF provider.
•Our vendors are granted customary and commercially reasonable remedies and recourse in the event of nonpayment. Upon a sale of an approved invoice from a vendor to the SCF provider, the SCF provider’s right of recourse to the Company is the same as what the vendor had under the original invoice.
•There is no restriction on how soon a vendor is able to sell any approved invoice to a SCF provider.
•The economic substance and legal form of the underlying purchase and sale obligations set forth in the purchase contracts with vendors do not change as a result of an SCF provider purchasing invoices from a vendor, and we do not issue notes or guarantees to any vendor or applicable SCF provider.
•There are no costs, interest, or fees charged to us by the SCF provider, and we do not receive any incentives such as rebates or profit sharing under any SCF program.
•We retain all contractual rights to exercise warranty claims and can sue or, in some instances, seek liquidated damages for non-conforming goods or breaches of other contractual obligations by the vendor pursuant to the terms of the contract or associated purchase order, notwithstanding any assignment of the invoice by the vendor to an SCF provider.
We continue to strategically negotiate purchase contracts with certain vendors, which can involve those vendors no longer choosing to participate in the SCF programs. In some cases, we discontinue doing business with vendors that previously participated in the SCF programs. Accordingly, our liabilities outstanding under the SCF programs have decreased from $159 million at the end of 2022 to $51 million at the end of 2023 and continued to decrease during the first half of 2024.
Based on our consideration of all the factors discussed above, we concluded that the economic substance of the payment obligations in the SCF programs remains that of trade payables.
Form 10-Q for Quarterly Period Ended June 30, 2024
Notes to Consolidated Financial Statements, page 7
3.Please disclose the material terms of your Business Relationship Agreement with McDonald’s. Such disclosure may include your rights and obligations under the agreement, the estimated capital expenditure necessary to meet such obligations, the duration of the agreement, and the terms of cancellation.

Through our Business Relationship Agreement with McDonald’s, we anticipate a deployment of more than 12,000 locations as part of our strategy to expand Points of Access, especially through delivered fresh daily (“DFD”) channels. We are not subject to capital expenditure commitments or obligations specific to the relationship with McDonald’s. We plan to support much of this expansion using existing capacity, and do not expect a significant increase in capital expenditures as a percentage of revenue in 2024. While we do expect U.S. capital expenditures as a percentage of revenue to increase in fiscal 2025 and 2026 associated with acceleration of the overall U.S. business expansion, these capital expenditures support the overall DFD and retail channels and are not directly attributable to, or required by, this agreement.

In response to your comment, and in addition to what we have previously disclosed in Management’s Discussion & Analysis of Financial Condition and Results of Operations, we propose to add the following disclosure to the Notes to the Consolidated Financial Statements in our next Form 10-Q:

On March 22, 2024 (the “Effective Date”), we entered into a Business Relationship Agreement (the “Agreement”) with McDonald’s USA, LLC (“McDonald’s”). The Agreement provides, among other things, that the parties will work together to develop a deployment schedule for a United States national rollout of the sale of Krispy Kreme doughnuts at McDonald’s restaurants to be implemented by McDonald’s. The deployment schedule will set forth the anticipated launch period for each McDonald’s business unit (“BU”) in the United States. McDonald’s agreed to introduce and make available certain Krispy Kreme products to McDonald’s restaurants in the United States for one year post-conclusion of such rollout. The Agreement does not guarantee Krispy Kreme any particular level of BU deployment, sales, or profits. From the Effective Date through December 31, 2026 (unless the Agreement is earlier terminated), we agreed not to (i) supply any doughnuts to any other quick service or fast casual restaurant (“QSR”) in the United States for sale or distribution by such QSR, (ii) assist any other person or entity to do the foregoing or any QSR to make or have made doughnuts, or (iii) license or authorize any other QSR in the United States to use any Krispy Kreme brand on or in connection with the sale of doughnuts. McDonald’s agreed to not sell within the United States any third-party branded, fresh doughnuts or McDonald’s branded, white-labeled or unbranded doughnuts (subject to certain carve-outs). The Agreement does not grant McDonald’s any exclusivity outside of the United States. The initial term of the Agreement begins on the Effective Date and ends one year following the last BU rollout and automatically renews for consecutive one-year periods (unless the Agreement is earlier terminated). Either party may terminate for cause under certain circumstances during the initial term or any renewal term and upon six months’ prior notice during any renewal term.
Please contact me at jashukian@krispykreme.com if you have any questions or additional comments.

Sincerely,

/s/ Jeremiah Ashukian

Jeremiah Ashukian
Chief Financial Officer
Krispy Kreme, Inc.